UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BIOMERICA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

09061H307
(CUSIP Number)

ALAN GELBAND 750 Third Avenue New York, NY 10007 (212) 688-2808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/23/2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061H307	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Gelband
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 180,300
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 180,300
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.39%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 09061H307	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Alan Gelband Company Defined Contribution Pension Plan and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 126,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 126,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.67%
12.	TYPE OF REPORTING PERSON (see instructions) EP

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CUSIP No. 09061H307	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Gelband Roth IRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 65,530
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 65,530
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,530
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.86%
12.	TYPE OF REPORTING PERSON (see instructions) EP

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CUSIP No. 09061H307	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Alden Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 09061H307	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denise DeShane
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1.

(a)	Name of Issuer BIOMERICA, INC.

(b)	Address of Issuer’s Principal Executive Offices 17571 Von Karman Avenue, Irvine, CA 92614

Item 2.

(a)

Name of Person Filing

This Schedule 13G is filed on behalf of a group comprised of (1) Alan Gelband, (2) The Alan Gelband Defined Contribution Pension Plan and Trust, (3) Alan Gelband Roth IRA, (4) The Alden Foundation, and (5) Denise DeShane (collectively, the “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence 750 Third Avenue New York, NY 10007

(c)

Citizenship

Alan Gelband is a United States citizen.  The Alan Gelband Defined Contribution Pension Plan and Trust is a trust governed under the laws of the State of Florida.  Alan Gelband Roth IRA is an investment retirement account governed by the laws of the USA.  The Alden Foundation is a foundation governed by the laws of the USA.  Denise DeShane is a United States citizen.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 09061H307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Alan Gelband – 180,300

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 126,000

Alan Gelband Roth IRA – 65,530

The Alden Foundation – 10,000

Denise DeShane – 1,500

(b)	Percent of class: Alan Gelband – 2.39% The Alan Gelband Company Defined Contribution Pension Plan and Trust – 1.67% Alan Gelband Roth IRA – 0.86% The Alden Foundation – 0.13% Denise DeShane – 0.02%

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

Alan Gelband – 180,300

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 126,000

Alan Gelband Roth IRA – 65,530

The Alden Foundation – 10,000

Denise DeShane – 1,500

	(ii)	Shared power to vote or to direct the vote
Alan Gelband – 0 The Alan Gelband Company Defined Contribution Pension Plan and Trust – 0 Alan Gelband Roth IRA – 0 The Alden Foundation – 0 Denise DeShane – 0
	(iii)	Sole power to dispose or to direct the disposition of.
Alan Gelband – 180,300 The Alan Gelband Company Defined Contribution Pension Plan and Trust – 126,000 Alan Gelband Roth IRA – 65,530 The Alden Foundation – 10,000 Denise DeShane – 1,500
	(iv)	Shared power to dispose or to direct the disposition of.
Alan Gelband – 0 The Alan Gelband Company Defined Contribution Pension Plan and Trust – 0 Alan Gelband Roth IRA – 0 The Alden Foundation – 0 Denise DeShane – 0

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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 09061H307	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2014 /s/ Alan Gelband ALAN GELBAND	Date: December 23, 2014 THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST By: /s/ Alan Gelband Name: Alan Gelband Title: Trustee
Date: December 23, 2014 ALAN GELBAND ROTH IRA By: /s/ Alan Gelband Name: Alan Gelband Title: Trustee	Date: December 23, 2014 THE ALDEN FOUNDATION By: /s/ Alan Gelband Name: Alan Gelband Title: Principal
Date: December 23, 2014 /s/ Denise DeShane DENISE DESHANE

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EXHIBIT A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G for the Common Stock, par value $0.08 pre share of Biomerica, Inc.

Date: December 23, 2014 /s/ Alan Gelband ALAN GELBAND	Date: December 23, 2014 THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST By: /s/ Alan Gelband Name: Alan Gelband Title: Trustee
Date: December 23, 2014 ALAN GELBAND ROTH IRA By: /s/ Alan Gelband Name: Alan Gelband Title: Trustee	Date: December 23, 2014 THE ALDEN FOUNDATION By: /s/ Alan Gelband Name: Alan Gelband Title: Principal
Date: December 23, 2014 /s/ Denise DeShane DENISE DESHANE

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